SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K




                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                December 23, 2004


                                AVECIA GROUP plc
                                ----------------
                 (Translation of Registrant's name Into English)


                                   P.O. Box 42
                                  Hexagon House
                              Blackley, Manchester
                                     M9 8ZS
                                    England
                            ------------------------
                    (Address of Principal Executive Offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

                          Form 20-F [ X ] Form 40-F [  ]

                   (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934.)

                                Yes [  ]  No [ X ]

 (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___)





Enclosure:        Press Release

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             Avecia Group plc

    Date: December 23, 2004                  By: Derrick Nicholson
                                                 --------------------
                                             Name:  Derrick Nicholson
                                             Title: Finance Director

                                Avecia Group plc

                                  Press Release



December 23, 2004: Further to Avecia's announcement on 14th December 2004 in connection with the sale of its NeoResins business and the intention to enter into deleveraging transactions with its senior lenders and holders of its 11% Senior Notes due 2009 (the "Senior Notes"), Avecia has had preliminary discussions with its senior lenders about the provision of ongoing term loan and revolver facilities following the repayment of its current senior debt from the proceeds of sale of the NeoResins business. It is unlikely that such discussions will be concluded prior to the commencement of any tender offer in respect of the Senior Notes. The terms of the existing bank credit facility require repayment in full from the proceeds of any asset sale. Any deleveraging proposal in respect of the Senior Notes is therefore likely to be on the basis that ongoing or future senior debt facilities have not been agreed or committed at the time such tender offer is announced.






Media Enquiries:
Andrew Smalley
Public Affairs Manager, Avecia Group plc
Tel: +44 (0)161 721 2441
Mob: +44 (0)7802 773604